Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510                                                                                      Fax: 949/673-4525

April 28, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Paul Fischer

Washington, D.C. 20549

RE:	First Rate Staffing Corporation

Amendment No. 9 to Form S-1

Filed February 9, 2015

File No. 333-184910

Dear Mr. Kisner:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) an amendment to the Form S-1 for First Rate Staffing Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated March 5, 2015 (the “Comment Letter”). The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1. Upon the Commission’s review and approval of the responses and amendment to the Form S-1, the Company intends to file a request for acceleration of the effective date of the Form S-1.

Age of Financial Statements

1. Please update the financial statements and other financial information in the filing to include the fiscal year ended December 31, 2014. Please refer to the guidance in Rule 8-08 of Regulation S-X.

Response: The Company has amended the disclosure to incorporate its audited financial statements and financial information as of December 31, 2014.

First Rate Staffing Corporation

Condensed Consolidated Financial Statements as of September 30, 2014

Revenue Recognition, page 66

2. Please revise to disclose if you consider the combined company, including Loyalty Staffing Services, to be a: temporary staffing services company; Professional Employer Organization; placement agency, or a combination thereof.

Response: The Company considers itself a temporary staffing service company. The disclosure has been amended to include reference to the fact that the Company is a temporary staffing service company.

3. We note in your disclosure of pricing at page 33 that in some arrangements you charge a marked-up rate that includes compensation, all taxes, unemployment charges and workers’ compensation costs. Tell us if you recognize revenue on a gross basis and, if so, how you applied the literature in determining the appropriate accounting method.

Response: The Company recognizes its revenue from temporary staffing services on a gross basis. The Company applied the guidance in ASC 605-45, which outlines various factors or indicators that assist in determining whether revenue should be recognized on a gross or a net basis. Per the guidance, one strong indicator that the gross basis is appropriate is whether the Company is the primary obligor in the arrangement. The Company is the primary obligor in the arrangement, since the Company is responsible for fulfilling the services being provided to the individual customers.

Another strong indicator that gross reporting is appropriate is the obligation for compensating the individual service providers, regardless of whether the customer accepts the work. In the Company’s case, this indicator is also applicable, as the Company is responsible for paying the salaries of the temporary employees providing the services, regardless of the whether the customer ultimately accepts the services. As a result, the Company believes it is appropriate for revenue to be recognized on a gross basis.

Note 6. Acquisition, page 68

4. Please revise this note to provide all of the disclosures required by ASC 805-10-50-2(h) including:

☐ the amounts of revenue and earnings of Loyalty Staffing Services since the acquisition date included in the consolidated income statement for the reporting period;

☐ the revenue and earnings of the combined entity as though the business combination had occurred as of the beginning of the comparable prior annual reporting period (supplemental pro forma information); and

☐ the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.

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Response: The Company has made revisions and provided additional disclosure in this section to address this comment.

5. You indicate that the purchase price allocation is preliminary as of September 30, 2014. In this regard, please disclose:

☐ the reasons why the initial accounting is incomplete;

☐ the assets, liabilities, equity interests, or items of consideration for which the initial accounting is incomplete; and

☐ the nature and amount of any measurement period adjustments recognized during the reporting period in accordance with paragraph ASC 805-10-25-17.

Response: Pursuant to ASC 805-10-25-14, the acquirer is allowed a measurement period, not to exceed one year from the acquisition date, to recognize any additional assets or liabilities relating to facts and circumstances that existed as of the acquisition date. As a result, the Company considered the purchase price allocation as of September 30, 2014 to be preliminary as it was still within the one-year allowable measurement period. The Company did not have any measurement period adjustments recognized during that period. As of December 31, 2014, the purchase price allocation is now complete and is accordingly labeled as such in the Company’s recent December 31, 2014 financial statements.

6. For acquired receivables, please revise to provide the disclosures required by ASC 805-20-50-1(b).

Response: The Company notes the Staff’s comment. However, the Company did not acquire any receivables from the acquisition of Loyalty Staffing Services. Therefore, the Company believes that the disclosures required by ASC 805-20-50-1(b) are accordingly inapplicable to the Company and its acquisition.

7. We refer to preliminary purchase price allocation as presented on page 68 in which you have identified only intangible assets and accounts payable. We note; however, from the pro forma balance sheet presented on page 49 that Loyalty Staffing reported other types of assets prior to the acquisition including cash, accounts receivable and other assets. Please tell us why your preliminary purchase price allocation presented in this note appears to be inconsistent with the pro forma financial information on page 49 and revise, if applicable, to disclose the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed in accordance with ASC 805-20-50-1(c).

Response: Loyalty Staffing Services had other types of assets prior to the Company’s acquisition of Loyalty Staffing Services. However, the Company did not acquire any of these assets in connection with the acquisition that was made. Specifically, the Company acquired the customer list and relationships of Loyalty Staffing Services, as well as assumed certain liabilities that existed as of the acquisition date. Hence, the Company believes that this comment has been addressed as a result of the specific nature of the acquisition that was made by the Company.

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We trust that we have responded satisfactorily to the comments previously issued by the Commission regarding the Form S-1. We hope that we will be in a position to request acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses. Please feel free to advise us when the Staff considers that we are properly in a position where we can submit a Form S-1 acceleration request on behalf of the Company.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (949) 673-4510 or the undersigned at (310) 709-4338. In addition, we request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel
Anthony A. Patel, Esq.
Cassidy & Associates

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